82-561

03007603

RECEIVED MAR 11 2003 SECTIONAL PROCESSING WASH. D.C. 165 SECTION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT Y M D
WINDARRA MINERALS LTD.		02 | 12 | 31	03 | 02 | 27
ISSUER ADDRESS: #900 – 555 BURRARD STREET			
CITY/ PROVINCE: VANCOUVER BC	POSTAL CODE: V7X 1M8	ISSUER FAX NO.: 604-893-7071	ISSUER TELEPHONE NO.: 604-688-1508
CONTACT PERSON: JUNE BALLANT	CONTACT'S POSITION: CONTROLLER		CONTACT TELEPHONE NO.: 604-688-1508
CONTACT EMAIL ADDRESS: jballant@windarra.com	WEB SITE ADDRESS: www.windarra.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"John Pallot"	JOHN PALLOT	03 | 02 | 27
"Steve Brunelle"	STEVE BRUNELLE	03 | 02 | 27

FIN51-901F Rev.2000/12/19

PROCESSED APR 01 2003 THOMSON FINANCIAL

dw 3/28

WINDARRA MINERALS LTD.
FORM 51-901F – QUARTERLY REPORT
DECEMBER 31, 2002

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the period ended December 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred exploration costs:

   See Note 4 in the attached unaudited consolidated financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached unaudited consolidated financial statements.

2. Related party transactions:

   See Note 7 in the attached unaudited consolidated financial statements.

3. For the current fiscal year to date:

   a) There were no securities issued during the period.

   b) Summary of options granted:

   There were no options granted during the period.

4. As at the end of the reporting period:

   a) Authorized capital stock: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2002	23,721,909	$ 21,817,526

4. c) Options, warrants and convertible securities outstanding:

   See Note 6 in the attached unaudited consolidated financial statements.

   d) Number of escrow shares: Nil

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd…)

5. List of directors and officers:

Director and President:	John Pallot
Director:	Steven Brunelle
Director:	June Ballant
Secretary	Marion McGrath

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Business Operations

The Company has been in the business of exploring its extensive mineral property holdings, both directly and indirectly through its subsidiary, Westward Explorations Ltd. ("Westward").

During the previous year, the Company entered into an amalgamation agreement with China Energy and Power Corporation ("China Energy"). China Energy is a Canadian corporation that owns the rights to a significant anthracite coal deposit in Guizhou Province, China. However, upon completion of the due diligence process, the Company decided not to proceed with the amalgamation. Pending completion of the amalgamation, the TSX Venture Exchange ("Exchange") halted the trading of the Company shares.

During the period, the Company shares were reinstated for trading. The Company is currently trading under an inactive designation as outlined in the policies of the Exchange. The Company has until October 30, 2003, to submit a comprehensive plan for reactivation. The Company continues to actively seek new business opportunities.

2. Mineral Properties

Magnacon Joint Venture Properties, Ontario

Magnacon Mine Property

The Magnacon property was mined between 1989 and 1990. A consultant's report prepared by Watts, Griffis and McQuat in 1995 valued the property at $31 million based on reserves of 2,345,000 tons at an average grade of 0.20 ounce of gold per ton. Windarra and its subsidiary Westward Explorations Ltd. have a 25% interest in the joint venture.

In 1996, Windarra sold its interest in the Magnacon Mill to River Gold Mines Ltd. ("River Gold"), but retained certain milling rights, which are available to Windarra and Westward.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

2. **Mineral Properties** (contd…)

Magnacon Eastern Property, Ontario

Windarra owns 25% of the Magnacon Eastern Property consisting of 40 leasehold claims, which is located 48 miles south-southeast of Hemlo, Ontario, which lies adjacent to Mishibishu Lake, and adjoining the Western or Magnacon Property. Windarra has owned its interest since 1985.

In March 2000, Windarra and Westward agreed to the sale of the operator's controlling interest in the properties to River Gold Mines. Under a revised joint venture agreement Windarra and Westward do not have to expend capital on the Magnacon properties until River Gold completes a $2M work commitment by March 2004 on both properties. Upon completion of the work commitment, the Magnacon Eastern Property will become part of the joint venture. Under the joint venture agreement, Windarra and Westward will be responsible for 25% of work programs.

Magnacon Work Programmes

In a press release dated November 26, 2002 River Gold announced "a 7000 metre drilling program designed to provide a systematic evaluation of the Magnacon properties has commenced. As part of this, a target arising out of a compilation program has returned promising early results."

At year-end 2002 River Gold reported that it has spent approximately $500,000 at the Magnacon properties. River Gold has submitted a budget of $3.5M on the properties for 2003. The first $1.5M of the work program will complete River Gold's commitment. Windarra and Westward's share of the balance of $2M will be $500,000. Management is reviewing the current proposal for additional work.

Little Deer Lake, Saskatchewan

The Company holds a 20% interest in a joint venture. During the period, no work programs were undertaken.

Los Caballos Property, Argentina

Pursuant to the Cameco-Westward-Tenke option agreement, Westward has received to date 675,000 shares of Tenke Mining Corp., which completes the acquisition by Tenke.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

3. Financial Discussion

Result of Operations

During the period, the Company incurred administrative expenses on a consolidated basis totalling $46,646 compared to $96,829 for the same period last year. Over the current period, the Company and its subsidiary have become less active since the announcement that the amalgamation with China Energy will not be proceeding. Management of the Company determined also that they would not be proceeding with the Adelaide coal investment. Consequently, the Company has dropped certain consultants and management associated with the process.

Other Items and Loss per Share

During the current period, Westward received a $50,000 settlement with the Province of British Columbia. This was related to the expropriation of the Company's interest in the Shuttleworth Claims located in the Alberni Mining Division by the Government in 1994. As a result of this item, the Company had a net gain of $3,583 for the period ending December 31, 2002.

4. Future Plans

Refer to the heading "Business Operations" above.

5. Working Capital Position

As at December 31, 2002, the Company had a working capital on a consolidated basis of $183,092. In addition, the Company has investments in marketable securities with a book value of $105,752. During the period, Westward received $50,000 settlement from the Province of British Columbia with respect to the Duck and Shuttle Claims, which were designated by the province into parklands. The Company is working on financing options in anticipation of new acquisitions, which will be announced in due course.

6. Contingency Liability

During 1999, the CCRA reviewed the Westward's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

Management is of the opinion that these reassessments are without merit and has filed Notices of Objections with the Appeals Division of the CCRA. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in the financial statements.

7. Investor Relations

The Company has not undertaken any investor relations' activities. Management currently performs all investor relation services.

8. Subsequent Events

On January 20, 2003, June Ballant resigned as Secretary of the Company and Marion McGrath was appointed in her stead.

WINDARRA MINERALS LTD.
Consolidated Balance Sheets
Unaudited

	December 31 2002	September 30 2002
ASSETS		
Current		
Cash and equivalents	$ 140,425	$ 97,402
Receivables	82,039	195,997
Prepaid and deposits	8,120	6,870
	230,584	300,269
Capital assets (Note 3)	3,482	3,764
Mineral properties (Note 4)	3	3
Deferred explorations costs	2	2
Long term investment (Note 5)	105,732	105,732
	$ **339,803**	$ 409,770
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 47,492	$ 71,042
Loan payable	-	50,000
	47,492	121,042
Due to related party (Note 7)	21,819	21,819
	69,311	142,861
Shareholders' equity		
Capital stock (Note 6)	21,817,526	21,817,526
Deficit	(21,547,034)	(21,550,617)
	270,492	266,909
	$ **339,803**	$ 409,770

Nature of operations (Note 1)

Contingency (Note 12)

On behalf of the Board:

"Steve Brunelle"	*"John Pallot"*
Steve Brunelle	John Pallot
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

WINDARRA MINERALS LTD.
Consolidated Statements of Operations and Deficit
Unaudited

	3 months ended Dec 31 2002	3 months ended Dec 31 2001
REVENUE		
Rent and management income	$ 916	$ 14,729
EXPENSES		
Administration fees	7,200	13,500
Amortization	282	327
Audit and accounting	6,000	-
Business Development Fees	-	21,200
Management & Financial consulting	12,000	13,200
Investor Relations	-	479
Legal	2,589	14,644
Office and miscellaneous	8,246	22,235
Regulatory & transfer agent fees	4,320	4,862
Rent & reception	4,125	9,225
Technical consulting	2,800	-
Travel & related costs	-	11,886
	47,562	111,558
Loss before other items	(46,646)	(96,829)
Other items		
Interest income	229	(512)
Loss on sale of investment	-	(21,692)
Gain on appropriation of mineral property	50,000	-
Gain on option of Mineral Property	-	88,597
	50,229	66,393
Loss before discontinued operations	3,583	(30,436)
Income (loss) for the period from discontinued operations	-	(37,941)
Gain (loss) for the period	3,583	(68,377)
Deficit, beginning of period	(21,550,617)	(21,186,581)
Deficit, end of period	$ (21,547,034)	$ (21,254,958)
Income (Loss) per share	$ 0.01	$ (0.01)

The accompanying notes are an integral part of these consolidated financial statements.

WINDARRA MINERALS LTD.
Consolidated Statements of Cash Flows
Unaudited

	3 months ended Dec 31 2002	3 months ended Dec 31 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) from continuing operations	$ 3,583	$ (30,436)
Items not affecting cash:		
Amortization	282	327
Loss on sale of investment	-	21,692
Gain on option of minerals property	-	(88,597)
Changes in non-cash working capital items:		
(Increase) decrease in receivables	113,959	10,973
Decrease (increase) in accounts payable and accrued liabilities	(23,551)	(23,432)
Decrease in loan payable	(50,000)	-
Increase (decrease) in prepaids & deposits	(1,250)	(50)
Net cash used in operating activities	43,023	(109,523)
CASH FLOWS FROM INVESTING ACTIVITIES		
Exploration expenditures	-	(23,541)
Acquisition of capital assets	-	(722)
Proceeds on sale of investment	-	71,102
Net cash provided by investing activities	-	46,839
Net cash used in discontinued operating activities	-	(41,766)
Increase (decrease) in cash and equivalents during the period	43,023	(104,450)
Cash and equivalents, beginning of period	97,402	180,841
Cash and equivalents, end of period	$ 140,425	$ 76,391

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquiring and developing of mineral properties.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Dec 31, 2002	Sept 30, 2002
Working capital	$ 183,092	$ 179,227
Deficit	(21,547,034)	(21,550,617)

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its 72.06% interest in Westward Explorations Ltd. ("Westward"). During the previous fiscal year ended September 30, 2002, the Company reduced its investment in Mishibishu Gold Corporation ("Mishibishu") from 46.35% to 3.44%.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturity of three months or less.

Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties, which are sold before that property reaches the production stage, will have all revenues from the sale of the property credited against the cost of the property. Properties, which have reached the production stage, will have a gain or loss calculated based on the portion of that property sold.

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Long term investments

Long term investments are stated at cost or quoted market value and are adjusted to net realizable value if there is a decline in value that is other than temporary.

The Company accounts for its investment in the Adelaide Group Partnership ("Adelaide") on the equity basis of accounting, whereby the investment is initially recorded at cost and adjusted to recognize the Company's share of earnings or losses in the partnership.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation costs for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements in the current period presented.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period.

Comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

3. CAPITAL ASSETS

	Dec 31, 2002			Sept 30 2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 8,565	$ 5,083	$ 3,482	$ 8,565	$ 4,801	$ 3,764

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	Magnacon Mine Property Ontario	Magnacon Eastern Property Ontario	Little Deer Lake Claims Saskatchewan	Mishi Gold Property, Ontario	Pukaskwa Claims, Ontario	Tulks South, Newfoundland Claims	Sept 30, 2002
Balance October 1, 2001	$ 1	$ 2	$ 1	$ 2	$ 2	$ 33,063	$ 33,071
Additions during the year:							
Data compilation	-	-	-	-	190	-	190
Equipment rental	-	-	-	1,320	-	-	1,320
Geology	-	-	-	2,000	-	-	2,000
Lease	1	-	1	2,200	-	-	2,201
Additions during the year	1	-	1	5,520	190	-	5,711
Disposals during the year	-	-	-	-	-	(33,063)	(33,063)
Discontinued operations	-	-	-	(5,522)	(192)	-	(5,714)
Balance September 30, 2002	$ 2	$ 2	$ 1	$ -	$ -	$ -	$ 5
Balance December 31, 2002	$ 2	$ 2	$ 1	$ -	$ -	$ -	$ 5

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Magnacon Mine Property, Ontario

The Company holds a 25% interest in certain claims in the Sault Ste. Marie Mining Division, Ontario. The Company wrote-down related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

Magnacon Eastern Property, Ontario

The Company holds 25% in these claims in the Sault Ste. Marie Mining Division, Ontario. The Company previously wrote-down related deferred exploration costs to a nominal value. Under a revised Magnacon Joint Venture Agreement, revised March 2000, River Gold will spend $2M before March 2004, on the Magnacon Eastern and Magnacon Mine Properties. After which, these claims will form part of the Joint Venture. During the year ended December 31, 2002, River Gold reported that they had spent $474,308 on the Magnacon Eastern Property.

Little Deer Lake Claims, Saskatchewan

The Company holds a 20% interest in a joint venture on certain claims in the La Ronge Mining Division, Saskatchewan.

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd...)

Los Caballos, Argentina

Pursuant to the Cameco-Westward-Tenke option agreement, Westward has received to date 675,000 shares of Tenke Mining Corp., which completes the acquisition by Tenke.

5. LONG TERM INVESTMENTS

The Company holds the following investments:

	Dec 31 2002	Sept 30 2002
Shares of publicly traded companies, quoted market value	$ 105,732	$ 268,046
Less: Written-down	-	(162,314)
	105,732	105,732
Investment in Adelaide	-	50,000
Less: Written-off	-	(50,000)
Total investments	$ 105,732	$ 105,732

During the previous year, the Company sold 586,500 common shares of Tenke for total proceeds of $265,962, which resulted in a loss of $39,798.

During 2001, the Company acquired a 10% participation interest in Adelaide for $50,000. Adelaide proposed to source and sell coal between China and Europe. During 2002, management of the Company determined that it would not proceed with the development of the property and accordingly, all related costs were written-off to operations.

6. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Balance at December 31, 2002	23,721,909	$ 21,817,526

6. CAPITAL STOCK (cont'd...)

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of five years.

Number of Shares	Exercise Price	Expiry Date
25,000	$ 0.11	February 1, 2004

7. RELATED PARTIES TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued corporate administration fees of $12,200 to a director, a company controlled by a director of a subsidiary or a company controlled by a former director of the Company.

b) Paid or accrued management fees of $4,500 to a director and a former director of the Company.

c) Paid or accrued accounting fees of $9,500 to a director or an officer of the Company.

Included in receivables at December 31, 2002 is $93,297.37, which includes $50,220, classified as bad debts owing by directors, former directors and companies with management in common.

Included in accounts payable at December 31, 2002 is $3,887.81 owing to directors, former directors or companies controlled by former directors.

Due to related party at December 31, 2002 of $21,819 consists of amounts due to a former director and shareholder. The amount bears no interest, is unsecured and has no specific terms of repayment. The fair value of amounts due to related party is not determinable, as it has no specific repayment terms. The related party has agreed that it will not seek repayment within one year.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

8. SEGMENTED INFORMATION

The Company primarily operates in Canada in one industry segment being the acquisition and development of mineral properties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, term deposits, receivables, accounts payable and accrued liabilities, loan payable and due to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximate their carrying values, unless otherwise noted.

10. DISCONTINUED OPERATIONS

On July 4, 2002, the Company entered into an agreement to sell 10,000,000 common shares of its 46.35% holdings in Mishibishu for total proceeds of $299,990. The remaining investment of 801,125 common shares will be accounted for on a cost basis.

The income (loss) from discontinued operations is as follows:

	Period Ended July 4, 2002	Period Ended Dec 31, 2001 Re-stated
Operating expenses	$ (84,029)	$ (111,558)
Loss before other items	(84,029)	(96,829)
Other items	7,473	66,393
Gain on disposal of discontinued operations	176,077	-
Income (loss) from discontinued operations	$ 99,521	$ (30,436)

11. PROPOSED BUSINESS COMBINATION

On November 19, 2001, the Company entered into an amalgamation agreement with China Energy & Power Corporation. On September 9, 2002, the directors, upon completing their due diligence, decided that the Company will not proceed with the amalgamation and all related costs were written-off to operations at September 30, 2002.

12. CONTINGENCY

a) During 1999, Canada Customs and Revenue Agency ("CCRA") reviewed Westward's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by Westward.

Management is of the opinion that the reassessment is without merit and has filed a Notice of Appeal with the Tax Court of Canada. It is management's opinion that the ultimate resolution with respect to the reassessment cannot be determined at this time, therefore, no provision has been made in these financial statements.

12. CONTINGENCY (cont'd...)

b) During the current year, the former President signed an agreement on behalf of Westward between APR Energy Pte. Ltd. ("APR"), APR Coal and Energy Ltd. ("APR Coal"), the former President and his business partner, to form and capitalize a coal trading company based in Singapore. The agreement stipulated that the initial capitalization would be $4,000,000 Singapore Dollars of which Westward would contribute 10%. Management maintains that it did not authorize nor ratify the signing of this agreement and has notified the parties accordingly. APR and APR Coal have agreed to takeover Westward's position and the former President has also indemnified the Company from any liabilities arising out of this agreement.

13. SUBSEQUENT EVENTS

On January 20, 2003, June Ballant resigned as Secretary of the Company and Marion McGrath was appointed in her stead.

WINDARRA MINERALS LTD.

Windarra Resource Group

CORPORATE DATA

FEBRUARY 2003

HEAD OFFICE

9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC V7X 1M8
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com
Website: www.windarra.com

REGISTERED OFFICE & SOLICITOR

Attention: Jay Sujir
Anfield Sujir Kennedy & Durno
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1270 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

John Pallot, President/Director
June Ballant, Director
Steven Brunelle, Director
Marion McGrath, Corporate Secretary

INVESTOR CONTACTS

John Pallot
Tel: (604) 688-1508
Fax: (604) 893-7071

CAPITALIZATION

Authorized:	100,000,000
Issued:	23,721,909
Escrow:	Nil
Options:	25,000
Warrants:	Nil

LISTINGS

TSX Venture Exchange
Trading Symbol: WRA.T
Cusip No.: 973151 10 3